EXHIBIT 12.2

ICAHN ENTERPRISES HOLDINGS L.P. AND SUBSIDIARES
RATIO OF EARNINGS TO FIXED CHARGES
(in millions, except ratio)

	Year Ended December 31,
	2017	2016	2015	2014	2013
Earnings:
Income (loss) from continuing operations before income taxes, income (loss) from equity investees and non-controlling interests	$2,084	$(2,247)	$(2,120)	$(681)	$2,300
Fixed charges	932	957	1,202	884	595
Distributed income of equity investees	39	77	11	25	33
Total Earnings	$3,055	$(1,213)	$(907)	$228	$2,928

Fixed Charges:
Interest expense	$842	$877	$1,153	$846	$560
Estimated interest within rental expense	90	80	49	38	35
Total Fixed Charges	$932	$957	$1,202	$884	$595

Ratio of earnings to fixed charges	3.3	n/a	n/a	n/a	4.9
Dollar shortfall	n/a	$2,170	$2,109	$656	n/a